Exhibit 4

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2004 filed with the SEC on July 12, 2005, as it may be amended from time to time, which information is incorporated by reference in this prospectus supplement. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total nonfinancial public sector debt to gross domestic product (“GDP”) decreased from 53.7% in December 2003 to 49.8% in December 2004. As of June 2005, Colombia’s ratio of total nonfinancial public sector debt to GDP stood at 48.8%.

In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved by means of Legislative Act No. 02 dated December 27, 2004 (the “Legislative Act”) after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). Following the filing of several complaints challenging the constitutionality of the Legislative Act, the Constitutional Court declared that the Legislative Act did not violate the Constitution.

Congress has also passed the “Electoral Guarantees Law”, which regulates the manner in which a current president may act as a candidate in a re-election without having unfair advantages over his or her opponents. In November 2005, the Constitutional Court upheld the Electoral Guarantees Law as constitutional. Following the Constitutional Court’s decision, President Uribe declared his candidacy for president in the May 2006 elections.

A pension reform bill, which seeks to modify the current pension structure in order to preserve and increase the Social Security System reserves, was presented to Congress in 2004. The pension reform bill passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms) and became law on June 20, 2005. Under this pension reform, women who are 35 years or older as of 1993 and men who are 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed for less than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform.

A capital markets reform bill was approved by Congress in July 2005 and became Law 964 of 2005. Law 964 seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available and promote increased access to the capital markets by Colombian and international investors.

The Law of Juridical Stability for investors was passed by Congress on July 8, 2005. This law is intended to protect investors and facilitate access to the Colombian financial markets, with the intention of increasing national and foreign investment. The goals of the law are to modernize regulation, provide liquidity to the market, and increase its transparency.

Internal Security

The Government announced that for the first eleven months of 2005, homicides, terrorism, automobile theft and kidnapping declined by 12.5%, 20.3%, 22.5% and 51.4%, respectively, as compared to the same period in 2004.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23,

2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. In the first eleven months of 2005, 1,046 members of these groups had been reintegrated into civil society.

On June 22, 2005, Congress approved Law 975 of 2005, known as the Justice and Peace Law, that constitutes the legal framework for future peace talks. This law allows members of illegal groups to demobilize in an individual or collective way, and offers the potential for reduced sentencing and prison terms if the individuals confess their crimes.

Camilo Ospina, a former senior legal counsel to the Presidency of Colombia, was appointed as Defense Minister following the resignation of Jorge Alberto Uribe on July 8, 2005.

Internal security issues continue to be a leading challenge faced by Colombia. There can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross Domestic Product

According to preliminary figures, real GDP grew by approximately 5.3% in the first half of 2005 as compared to the same period in 2004. The sectors of the economy that experienced the largest increases in real growth during this period were the retail, restaurants and hotels sector, which grew by 10.2%, the financial intermediation services sector, which grew by 9.8%, and the construction sector, which grew by 7.8%.

The Government currently expects that real GDP growth for 2005 will be approximately 4.0%, although no assurance can be given that this projection will be reached.

Employment and Labor

The following table presents monthly average rates of unemployment in urban areas for January 2003 through October 2005, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the 13 Largest Urban Areas(1)

	2003	2004	2005
January	18.2%	18.1%	16.1%
February	17.6	17.1	16.1
March	17.8	16.2	15.1
April	17.9	16.9	14.5
May	16.7	14.8	13.9
June	16.9	15.8	14.0
July	17.8	15.3	14.1
August	17.1	15.0	13.8
September	16.1	14.9	13.5
October	15.4	14.1	12.1
November	14.1	13.9	n/a
December	14.7	13.0	n/a

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

n/a: not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of Payments

According to preliminary figures from Banco de la República, Colombia’s central bank, Colombia’s current account registered a deficit of U.S.$92 million for the first six months of 2005, compared to a deficit of U.S.$204 million for the same period in 2004. The capital account registered a surplus of U.S.$998 million for the first six months of 2005, compared to a U.S.$368 million surplus for the same period in 2004.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended 2003(2)		For the Year Ended 2004(2)		Jan. – Jun. 2005(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S.$	3,383	U.S.$	4,180	U.S.$	1,279
Coffee		809		949		378
Coal		1,422		1,854		867
Nickel		416		628		192
Gold and emeralds(3)		665		631		151
Nontraditional(4)		6,250		8,223		2,667

Total Exports		12,946		16,464		5,533
Imports (FOB)
Consumer Goods		2,425		2,818		826
Intermediate Goods		5,844		7,268		2,198
Capital Goods		4,523		5,237		1,944

Total Imports (FOB)		12,792		15,324		4,968
Special Trade Operations (Net)(5)		414		227		57
Trade Balance		567		1,368		622
Services (Net)(6)
Inflow		1,900		2,250		606
Outflow		3,340		4,051		1,097

		(1,441)		(1,801)		(491)
Income (Net)(7)
Inflow		548		663		246
Outflow		3,994		4,847		1,467

		(3,446)		(4,183)		(1,221)
Transfers (Net)		3,333		3,650		998

Total Current Account		(987)		(967)		(92)
Capital Account
Foreign Direct Investment (Net)(8)		863		2,910		1,425
Portfolio Investment (Net)(9)		(1,669)		(442)		680
Loans (Net)(10)		182		134		(1,220)

	For the Year Ended 2003(2)		For the Year Ended 2004(2)		Jan. – Jun. 2005(2)
	(in millions of U.S. dollars)
Current Account
Commercial Credits (Net)		713		371		(26)
Leasing (Net)(10)		(337)		(76)		(1)
Other (Net)(10)		1,023		287		138
Other Long Term Financing		(30)		(51)		0
Special Capital Flows (Net)(11)		0		0		0
Total Capital Account		746		3,134		998
Errors and Omissions		57		375		76

Change in Gross International Reserves	U.S.$	(186)	U.S.$	2,543	U.S.$	981

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.

(2)	Preliminary.

(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).

(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.

(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.

(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.

(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.

(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.

(10)	Includes long-term and short-term flows.

(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República — Economic Studies.

Monetary System

Financial Sector

Colombia’s financial sector had a total gross loan portfolio of Ps. 65.6 trillion at October 31 , 2005, as compared to Ps. 58.1 trillion at October 31, 2004 and Ps. 58.8 trillion at December 31, 2004. Past-due loans amounted to Ps. 2.1 trillion at October 31, 2005, as compared to Ps. 2.6 trillion at October 31, 2004 and Ps. 1.9 trillion at December 31, 2004. As a percentage of total loans, past due loans fell by 23.2% from October 31, 2004 to October 31, 2005. Provisions covering past-due loans increased from 125.8% at October 31, 2004 to 139.3% at October 31, 2005.

The following table shows the results of the financial sector as of, and for the period ended, October 31, 2005.

Selected Financial Sector Indicators

(in millions of pesos as of, and for the eleven month period ended, October 31, 2005)

	Assets		Liabilities		Net Worth		Earnings/(Losses)
Private Sector Institutions	Ps.	86,695,312	Ps.	75,155,079	Ps.	11,540,233	Ps.	2,224,766
Cooperatives		593,102		455,708		137,394		17,370
State-Owned Institutions(1)		18,326,244		16,470,454		1,855,790		368,352

Total	Ps.	149,579,472	Ps.	128,797,631	Ps.	20,781,841	Ps.	3,557,922

Totals may differ due to rounding.

(1)	Includes Special Financing Institutions but not Banco de la República.

Source: Superintendency of Banks.

Interest Rates and Inflation

The short-term composite reference rate (depósitos a término fijo, or “DTF”) averaged 6.4% in October 2005, as compared to 7.6% in October 2004.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for the twelve months ended October 31, 2005 was 5.3%, as compared to 5.9% for the twelve months ended October 31, 2004.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for the twelve months ended October 31, 2005 was 2.2%, as compared to 5.8% for the twelve months ended October 31, 2004.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) during the last seven months of 2003, the full year 2004 and the first ten months of 2005.

Inflation and Interest Rates June 2003 – October 2005

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2003
June	7.2	11.0	7.8
July	7.0	10.2	7.8
August	7.3	9.0	7.8
September	7.1	6.9	7.8
October	6.6	5.3	7.8
November	6.1	5.9	7.9
December	6.5	5.7	8.0
2004
January	6.2	5.3	8.0
February	6.3	5.0	7.9
March	6.2	4.6	7.8
April	5.5	4.1	7.8
May	5.4	5.3	7.8

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
June	6.1	5.9	7.9
July	6.2	5.2	7.8
August	5.9	5.2	7.8
September	6.0	5.5	7.7
October	5.9	5.8	7.7
November	5.8	5.5	7.7
December	5.5	4.6	7.8
2005
January	5.4	4.4	7.7
February	5.3	4.3	7.4
March	5.0	4.9	7.3
April	5.0	4.2	7.3
May	5.0	3.0	7.2
June	4.8	2.6	7.2
July	4.9	3.0	7.1
August	4.9	2.9	7.0
September	5.0	2.6	6.8
October	5.3	2.2	6.4

(1)	Percentage change over the previous twelve months at the end of each month indicated.

(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Superintendency of Banks.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates. On September 30, 2005, the Representative Market Rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,289.57 = U.S.$1.00, as compared to Ps. 2,389.75 = U.S.$1.00 on December 31, 2004 and Ps. 2,778.21 = U.S.$1.00 on December 31, 2003.

International Reserves. Net international reserves increased from U.S.$10.9 billion at December 31, 2003 to U.S.$13.5 billion at December 31, 2004. Net international reserves totaled U.S.$14.2 billion at October 31, 2005. Banco de la República purchased U.S.$2.9 billion in 2004 in its campaign against the appreciation of the peso.

As established by Decree No. 246 of 2004 and according to the technical criteria established by Resolution No. 137 of January 27, 2005, which refers to the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, during the fiscal year 2005, among other measures, future derivative operations that consist of swaps and forwards over foreign exchange.

Also, under the regulatory framework of Resolution No. 182 of 2005, which regulates futures operations, the General Directorate of Public Credit and the National Treasury had an outstanding net bought position in forward contracts of U.S.$897 million as of September 15, 2005.

Public Sector Finances

General

For the year ended December 31, 2004, Colombia’s consolidated fiscal deficit is estimated to have totaled approximately 1.3% of GDP, as compared to 2.7% of GDP in 2003. The Government continues to pursue the objective of reducing the overall public debt to 44% of GDP by 2010. No assurance can be given that this goal will be achieved. According to revised figures released in September 2005 by the National Fiscal Policy Council (CONFIS) and the Ministry of Finance, the principal public sector finance statistics for 2005 and 2006 (as contained in the proposed 2006 budget) are as follows:

Principal Public Sector Finances Statistics(1)

(% of GDP)

	Budget 2005	Actual Jan.-Jun. 2005(1)(2)	Proposed Budget 2006(3)
Nonfinancial Public Sector Balance	(2.4)%	1.0%	(2.1)%
Central Government	(6.1)	(2.3)	(6.4)
Other Public Sector Entities	3.7	3.3	4.3
Statistical Discrepancies	0.0	(0.1)	0.0
Central Bank Balance	0.1	0.0	0.2
Fogafin Balance	0.1	0.1	0.1
Financial Sector Restructuring Costs	(0.3)	(0.2)	(0.3)
Consolidated Public Sector Balance	(2.5)	(0.8)	(2.0)

Totals may differ due to rounding.

(1)	Figures calculated by CONFIS as of September 12, 2005.

(2)	Preliminary.

(3)	Budget figures as proposed to Congress in June 2005.

The following table shows the principal budget assumptions for 2005 and 2006 revised as of October 25, 2005.

Principal 2005 and 2006 Budget Assumptions Revised as of October 25, 2005(1)

	2005 Budget Assumptions		2006 Budget Assumptions
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.	277,290	Ps.	301,210
Real GDP Growth		4.0%		4.0%
Inflation
Domestic Inflation (producer price index)(2)		5.0%		4.5%
Domestic Inflation (consumer price index)		5.0%		4.5%
World Inflation(3)		11.0%		4.5%
Real Devaluation (average)		(10.66)%		(3.01)%
Interest Rates
Prime (United States)		6.6%		7.4%
LIBOR (six month)		3.6%		4.5%

	2005 Budget Assumptions	2006 Budget Assumptions
Export Prices
Coffee (ex-dock) ($/lb.)	1.18	1.14
Oil ($/barrel) (Cuisana)	47.86	54.36
Coal ($/ton)	47.86	47.86
Ferronickel ($/lb.)	2.57	2.32
Gold ($/Troy oz.)	433.8	452.7

(1)	Figures correspond to statistics not yet released by the Ministry of Finance and Public Credit.

(2)	End of period. Calculated using a projected change in the producer price index.

(3)	Weighted average inflation for Colombia’s trading partners, expressed in U.S. dollars.

Source: Ministry of Finance.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2005 and 2006. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Proposed Reforms

Bill to Modernize the Tax Collection Office. The Government submitted a bill to Congress in February 2005 that is designed to modernize the National Directorate of Customs and Taxes, improve the collection and administration of income taxes and customs duties through the use of better technology and reduce tax evasion. The bill was approved by the Chamber of Representatives and is currently pending in the Senate.

On September 15, 2005, the Government submitted a bill to Congress that seeks to attract investors by setting the income tax rate at 25% for users of “Industrial Free Zones” and eliminating the special tax rate for dividends and profit sharing received by foreigners. The bill is pending in the Chamber of Representatives.

No assurance can be given that these reforms will be adopted or that they will be adopted in the form proposed by the Government.

IMF Program for 2005-2006

On January 15, 2003, the IMF approved a two-year SDR 1.5 billion (approximately $2.3 billion) Stand-By Arrangement in connection with the Government’s two-year macroeconomic program. The funds could be used to support imbalances in Colombia’s external accounts, and disbursements under the IMF program were conditional on achieving certain targets. The Stand-By Arrangement expired in May 2005, and no amounts were disbursed under the facility.

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million ($613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target combined public sector deficit for 2005 of between 1.5% to 2.0% of GDP, compared with an original target of 2.5% of GDP. The lower target combined public sector deficit for 2005 takes into account the effects of higher oil export prices, increased tax revenues and reduced interest costs. For 2006, the target combined public sector deficit will remain at 2.0% of GDP, assuming a conservative export price of oil. Completion of the review made an amount equivalent to SDR 42.3 million (approximately US$ 61.0 million) immediately available to Colombia, in addition to SDR 193.5 million (approximately US$ 278.9 million) made available initially upon the program’s approval. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

Public Sector Debt

Public Sector Internal Debt

Total direct internal funded debt of the Central Government (with an original maturity of one year or more) is estimated at Ps. 93.6 trillion at October 31, 2005, as compared to Ps. 79.9 trillion at January 31, 2005. The following table shows the direct internal funded debt of the Central Government at October 31, 2005 by type:

Central Government: Internal Public Funded Debt – Direct Funded Debt(1)

	At October 31, 2005 (in millions of pesos)
Treasury Bonds	Ps.	75,041,014
Pension Bonds		6,789,040
Fogafin Bonds		2,844,640
Law 546 Bonds(2)		1,755,350
TRD		3,349,755
Peace Bonds		1,282,035
Constant Value Bonds		1,745,521
Banco Agrario		823,860
Others(3)		405
Security Bonds		5,227

Total	Ps.	93,636,867

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.

(2)	Includes Law 546 and debt reduction bonds.

(3)	Includes other assumed debt.

Source: Debt Registry Office - General Directorate of Public Credit - Ministry of Finance.

On June 17, 2005, Colombia exchanged external debt (denominated in Dollars and Euros) with maturities from 2005 to 2008 for internal debt (denominated in Pesos and the unidad de valor real constante, or UVR (an adjustment factor related to the Consumer Price Index used for long-term Peso-denominated credits in Colombia)) with maturities from 2008 through 2015. The aggregate principal amount of external debt exchanged totaled the U.S. dollar equivalent of U.S.$583.4 million, and the aggregate principal amount issued in the exchange was Ps. 1,370.3 billion.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of one year or more) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2004		At June 30, 2005
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S.$	22,327	U.S.$	20,427
Public Entities(2)
Guaranteed		2,180		1,982
Non-Guaranteed		811		766

Total External Funded Debt	U.S.$	25,318	U.S.$	23,175

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2004 and June 30, 2005, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2004		At June 30, 2005
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S.$	10,107	U.S.$	8,677
IADB		4,999		3,578
World Bank		3,496		3,498
Others		1,612		1,600
Commercial Banks		1,631		1,562
Export Credit Institutions		544		466
Bonds		12,667		12,170
Foreign Governments		257		207
Suppliers		112		92

Total	U.S.$	25,318	U.S.$	23,175

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2004 and June 30, 2005, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

Since June 30, 2005, Colombia has incurred the following additional external funded indebtedness:

•	On July 19, 2005, Colombia reopened its 8.25% Global Bonds due 2014, issuing an additional U.S.$500 million aggregate principal amount of its 8.25% Global Bonds due 2014.

•	On September 21, 2005, Colombia reopened its 8.125% Global Bonds due 2024, issuing an additional U.S.$500 million aggregate principal amount of its 8.125% Global Bonds due 2024.

•	On November 16, 2005, Colombia issued U.S. $400 million aggregate principal amount of Floating Rate Notes due 2015.

•	On December 21, 2005, Colombia reopened its 12.000% Global TES Bonds due 2015, issuing an additional Ps. 568,822,000,000 aggregate principal amount of its 12.000% Global TES Bonds due 2015.

On September 21, 2005, Colombia purchased bonds in the equivalent amount of U.S. $1,133,174,428 pursuant to a cash tender offer. The following table sets forth for each series of bonds the aggregate principal amount of bonds accepted for purchase, and the aggregate principal amount of each series of bonds remaining outstanding following the completion of the offer.

Bonds	ISIN	Outstanding Aggregate Principal Amount as of September 6, 2005		Aggregate Principal Amount Accepted for Purchase*		Clearing Price		Aggregate Principal Amount Remaining Outstanding*
10.5% Global Bonds due 2006	US195325AX31	U.S.$	546,838,000		0	U.S.$	1,047	U.S.$	546,838,000
7.625% Bonds due 2007	US195325AKIO	U.S.$	653,504,000	U.S.$	111,676,000	U.S.$	1,041	U.S.$	541,828,000
11.375% Notes due 2008	XS0123152521		€727,691,000		€249,358,000		€1,183		€478,333,000
8.625% Global Bonds due 2008	US195325AM75	U.S.$	500,000,000		0	U.S.$	1,091	U.S.$	500,000,000
9.75% Global Bonds due 2009	US195325AR62	U.S.$	998,756,000		0	U.S.$	1,152	U.S.$	998,756,000
10.5% Global Bonds due 2010	US195325AZ88	U.S.$	507,058,000	U.S.$	80,690,000	U.S.$	1,206	U.S.$	426,368,000
9.75% Amortizing Notes due 2011	US195325AW57	U.S.$	708,679,144	U.S.$	345,686,600	U.S.$	1,146	U.S.$	362,992,544
11.5% Notes due 2011	XS0129675350		€400,000,000		€37,565,000		€1,330		€362,435,000
8.7% Bonds due 2016	US195325AJ47	U.S.$	200,000,000	U.S.$	82,451,000	U.S.$	1,117	U.S.$	117,549,000
8.375% Bonds due 2027	US195325AL92	U.S.$	210,155,000	U.S.$	29,393,000	U.S.$	1,068	U.S.$	180,762,000
10.375% Global Bonds due 2033	US195325BB02	U.S.$	635,000,000	U.S.$	130,879,000	U.S.$	1,282	U.S.$	504,121,000

*	Amounts are approximate.

Early Payment of IADB Emergency Loans

In April 2005, Colombia made an early payment in the amount of U.S.$1.25 billion under its emergency loans with the IADB. In order to make the early payment, the Central Government purchased international reserves from Banco de la República using the peso proceeds of its offerings of TES bonds completed in the local market during 2004 and 2005. Banco de la República, in turn, used the pesos it received from the Central Government in connection with such purchases of international reserves to acquire TES bonds in secondary market transactions.

Following the early payment of U.S.$1.25 billion to the IADB, Colombia began negotiations with the IADB for new loans with the amount to be determined in the negotiations. The proceeds of the new loans are expected to be used to finance public investment in infrastructure projects and social development programs. Disbursements are anticipated between 2005 and 2006.